Exhibit (a)(8)

December 30, 2010

Dear Shareholder:

We are pleased to inform you that on December 18, 2010, Applied Signal Technology, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Raytheon Company, a Delaware corporation (“Parent”), and RN Acquisition Company, a California corporation and a wholly owned subsidiary of Parent (“Purchaser”).

Under the terms of the Merger Agreement and subject to the conditions set forth in Purchaser’s Offer to Purchase dated December 30, 2010 and related materials enclosed with this letter, including the minimum tender condition and the expiration or earlier termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Common Stock”) at a purchase price of $38.00 per share (the “Offer Price”), net to the seller in cash, without interest, and less any applicable withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of the day on January 28, 2011.

Following the successful completion of the cash tender offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company being the surviving corporation and wholly owned by Parent, and all shares of Common Stock not purchased in the tender offer (other than shares held in the treasury of the Company or any of its subsidiaries, or by Parent or the Purchaser or by any shareholder of the Company who validly exercises dissenters’ rights under California law with respect to the shares of Common Stock and for whom dissenters’ rights are available under California law) will be converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes.

The Company’s board of directors has unanimously adopted the Merger Agreement and approved the tender offer and the Merger and determined that the Merger Agreement and the transactions contemplated thereby (including the tender offer and the Merger) are fair to and in the best interests of the Company and its shareholders. Accordingly, the Company’s board of directors unanimously recommends that you accept the tender offer, tender your shares of Common Stock to Purchaser pursuant to the tender offer and, if necessary, vote to adopt the Merger Agreement and approve the Merger.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is Purchaser’s Offer to Purchase dated December 30, 2010 and related materials (including a letter of transmittal for use in tendering your shares of Common Stock), which set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

William B. Van Vleet III

President and Chief Executive Officer

Applied Signal Technology, Inc.